SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 31, 2006
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

This Report on Form 6-K dated March 31, 2006 contains a press release of Infineon Technologies AG, announcing the acceleration of its Memory carve-out.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: March 31, 2006	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

Infineon has accelerated its Memory carve-out:
New memory company Qimonda will start operations on May 1st, 2006
Munich, Germany – March 31st, 2006 – Infineon Technologies AG (FSE/NYSE: IFX) announced today another milestone in its strategic realignment. The carve-out of its memory products business group into a new company will be effective on May 1st, 2006, two months ahead of schedule. On that date, the new company named Qimonda will start its operations. Qimonda, headquartered in Munich, will have the legal form of a German Aktiengesellschaft (AG). The new company will initially remain a wholly owned subsidiary of Infineon. It is the clear intention of Infineon to launch an Initial Public Offering (IPO) of Qimonda as the preferred next step. The separation on organizational and technical levels has made quick progress, enabling Infineon to carve out Qimonda earlier than it had originally planned.
Two major players with clear focus
Infineon Technologies AG and Qimonda AG will be two highly focused companies with clearly defined strategies, each providing its customers, employees, and investors with a clear company vision. “Through the strategic realignment, Infineon is significantly strengthening its competitive position. From May 1st onwards, both forceful players will operate in their own markets as industry leaders”, said Dr. Wolfgang Ziebart, CEO of Infineon Technologies AG. “Various teams have been working hard and at full speed to accomplish the carve-out two months ahead of the original schedule. We are in good shape to press ahead in our efforts to increase value for our shareholders, employees and customers.”
Qimonda – a leading creative memory products company
The CEO-designate of Qimonda AG is Kin Wah Loh, who has been head of the Memory Products business group since last summer and a member of the Management Board of Infineon Technologies AG since the end of 2004. Before becoming a member of the Infineon board, he was president and managing director of Infineon Technologies Asia Pacific. Kin Wah Loh has almost 30 years of global managerial experience in the semiconductor industry. He said: “From the carve-out emerges a leading creative memory products company. We will leverage our strong engineering expertise to expand our product and customer portfolio. We will constantly push the limits in technology and manufacturing.” He concluded: “From a strategic point of view, this simply means that we believe this new company has the right recipe for sustained profitable growth.” Designated chairman of the supervisory board is Peter J. Fischl, Executive Vice President and CFO of Infineon Technologies AG.
Qimonda with strong global footprint
From May 1st, 2006, onwards, Qimonda will operate from a strong market position as a Top 4 DRAM company worldwide (according to Gartner Dataquest, February 2006) and will be fully equipped for further growth. The new company will have access to five 300mm manufacturing sites on three continents and will operate five major R&D facilities, including the lead R&D-center in Dresden. Qimonda is a leader in 300mm manufacturing and a leading supplier of DRAM products for the PC and Server markets. The company is successfully diversifying into the graphics, mobile communication and consumer segments driven by its low power trench technology. Qimonda intends to accelerate its manufacturing efficiency through a faster transition from the 90nm to the 75nm technology node. Qimonda will have approximately 12,000 employees worldwide.
The new brand of Qimonda
The name and brand identity of Qimonda express the philosophy and personality of the new company, illustrating the vision and values that will drive it. “Qimonda” has universal qualities that work across the globe: “Qi” stands for breathing and flowing energy. In the West, where languages are largely based on Latin and have been widely influenced by English, the interpretation as “Key to the World” (key-monda) is intuitive. While purple, the primary colour of the new logo, stands for leadership, the secondary colours, the cursive typeface, the round and organic shape of the logo and its impulsively spreading shape all emphasize Qimonda’s values: being creative, passionate and fast. “Creativity is one of the key driving factors for us in order to be successful in our business”, explains Kin Wah Loh. “Passion is the spirit that runs through our company and being fast is what Qimonda will be all about in the dynamic memory market.”

Future strategic focus of Infineon
The carve-out not only creates a leading memory products company, but it will also transform Infineon Technologies AG. The company will continue to follow a clearly defined strategic direction. “We intend to leverage our technological expertise further and we are focusing on becoming a world leader in semiconductor solutions for reducing energy consumption, increasing mobility, for the networked society and for security”, comments CEO Dr. Wolfgang Ziebart. Already today, Infineon’s logic business has leading market positions in important segments such as Automotive Electronics, Industrial Electronics and Power Management, Chip Cards and Security ICs, RadioFrequency solutions, platforms for Mobile Telecommunications and Broadband Communications.
These materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from such registration. Any public offering of securities of Qimonda to be made in the United States will be made by means of a prospectus that may, if such an offering takes place and at that time, be obtained from Qimonda or Infineon Technologies AG and that will contain detailed information about the company and its management, as well as financial statements.
About Infineon
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for automotive, industrial and multimarket sectors, for applications in communication, as well as memory products. With a global presence, Infineon operates through its subsidiaries in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2005 (ending September), the company achieved sales of Euro 6.76 billion with about 36,400 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.
This news release and pictures are available online at http://www.infineon.com/news/.

For the Business and Trade Press: INFXX200603.050

Media Relations:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Günter Gaugler	+49 89 234 28481/9554534	guenter.gaugler@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6876 3070 / 3074	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com